SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated April 19, 2006
(Commission File No. 1-15024)

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

MEDIA RELEASE   •   COMMUNIQUE AUX MEDIAS   •   MEDIENMITTEILUNG

Sandoz Receives European Commission
Marketing Authorization for Omnitrope®

HOLZKIRCHEN, Germany, April 18, 2006 – Sandoz announced today that the European Commission has granted marketing authorization for the company’s recombinant human growth hormone Omnitrope®.

“We are pleased that the European Commission has taken the final step in approving Omnitrope for marketing in Europe, and we will quickly bring this product to market for the patients and physicians who need it,” said Dr. Andreas Rummelt, CEO Sandoz. “As more biotechnology-based products come off patent, Biosimilars will play an increasingly important role by providing lower-cost, safe and effective versions of patent-expired biological medicines .”

The European Commission’s decision to grant marketing authorization followed a positive opinion issued by the European Medicines Agency’s Committee on Medicinal Products for Human Use  (CHMP) in January. Omnitrope will be the first Biosimilar to be marketed that has been approved under the biosimilar pathway of the European Commission.

“Omnitrope is the first of several Biosimilar products that Sandoz is pursuing,” Rummelt stated. “We are committed to further development of this class of products as we anticipate the future needs of patients and physicians.”

Sandoz expects to begin marketing the product soon, following negotiations with government health authorities regarding pricing and other regulatory requirements. Germany and Austria will be the first markets in Europe where Omnitrope is going to be available. The product currently is on the market in Australia, where it was launched in November 2005.

With marketing authorization granted in Europe, Sandoz now hopes that the US Food and Drug Administration (FDA) will act to approve Omnitrope in the US, acknowledging the sound science that supports this product.

On April 10, the US District Court for the District of Columbia granted summary judgment in the company’s favor in its lawsuit against the US Food and Drug Administration (FDA) regarding its Omnitrope application. The summary judgment upholds the statutory deadline for FDA action on a pending new drug application, thereby requiring FDA to issue a decision on Sandoz´ application for Omnitrope, which was filed in July 2003. Sandoz had filed a lawsuit against the Agency in September 2005, seeking a ruling on its Omnitrope application.

About Sandoz

Sandoz, a Division of the Novartis group, is a global leader in the field of generic pharmaceuticals, offering a wide array of high-quality, cost-efficient products that are no longer protected by patents. Sandoz has a portfolio of more than 600 active substances in over 5 000 forms worldwide. Key product groups include antibiotics, treatments for central nervous system disorders, gastrointestinal medicines, cardiovascular treatments and hormone therapies. Sandoz develops, produces and markets these drugs along with pharmaceutical and biotechnological active substances and Anti-Infectives. In addition to the strong organic growth in recent years, Sandoz has made a series of acquisitions including Lek (Slovenia), Sabex (Canada), Hexal (Germany) and EonLabs (U.S.) and sells its products in more than 110 countries. In 2005, Sandoz employed around 20,000 people worldwide and posted sales of USD 4.7 billion.

This release contains certain “forward-looking statements” relating to the Group’s business, which can be identified by the use of forward-looking terminology, or by express or implied discussions regarding strategies, plans and expectations. Such statements reflect the current plans or views of the Group with respect to future events and are subject to certain risks, uncertainties and assumptions. Management’s expectations could be affected by, among other things, competition in general, and other risks referred to in Novartis AG’s Form 20-F on file with the US Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected.

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Novartis Global Investor Relations

Karen J. Huebscher, Ph.D. +41 61 324 84 33

International office		North American office

Katharina Ambühl	+41 61 324 53 16	Ronen Tamir	+1 212 830 24 33

Nafida Bendali	+41 61 324 35 14	Jill Pozarek	+1 212 830 24 45

Richard Jarvis	+41 61 324 43 53

Silke Zentner	+41 61 324 86 12

e-mail: investor.relations@novartis.com		e-mail: investor.relations@novartis.com

Fax: +41 61 324 84 44		Fax: +1 212 830 24 05
www.novartis.com		www.novartis.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date:	April 19, 2006	By:	/s/ MALCOLM B. CHEETHAM

		Name:	Malcolm B. Cheetham
		Title:	Head Group Financial
Reporting and Accounting